UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934

BlackRock New Jersey Municipal Bond Trust (BLJ)

(Name of Issuer)

Municipal Auction Rate Cumulative Preferred Shares

(Title of Class of Securities)

09249A208

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 09249A208

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  226

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  226

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

226

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

30.09%*
*Item 13, above, is calculated based on the aggregate amount of 751 outstanding auction rate preferred shares indicated by the Issuer's N-CSR filing, filed with the U.S. Securities and Exchange Commission on November 8, 2010, dated as of August 31, 2010.

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 226 shares of BLJ Municipal Auction Rate Cumulative Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 30.09% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the BLJ Municipal Auction Rate Cumulative Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since April 19, 2010.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 226 shares or 30.09% of the outstanding shares. None of the principals of KIM presently own shares of BLJ Municipal Auction Rate Cumulative Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 None
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the BLJ Municipal Auction Rate Cumulative Preferred Shares.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased BLJ Municipal Auction Rate Cumulative Preferred Shares for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a proposal letter to the fund on February 23, 2011. KIM also sent a revised proposal to the Fund on March 25, 2011. A copy of the revised proposal and the transmittal cover letter are attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   April 4, 2011

EXHIBIT 1
Revised Proposal and Letter
Transmitted March 25, 2011

VIA FACSIMILE & OVERNIGHT MAIL             March 25, 2011

Howard B. Surloff, Secretary
BlackRock Closed-End Funds
55 East 52nd Street
New York, New York 10055

Re: Revision of Proposals for Multiple BlackRock Closed-end Funds

Mr. Surloff:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") submits this letter regarding certain BlackRock closed-end funds referenced on the attached chart (collectively, the "Funds").

On February 23, 2011, Karpus submitted shareholder proposals to each of the Funds for consideration at the Funds' 2011 Annual Meeting anticipated to be held in July 2011 (as well as any postponement or adjournment thereof) (the "Meeting"). Subsequent to submitting the proposals, Karpus noted a typographical omission in each of the proposals whereby the word "consider" was inadvertently omitted prior to the word "take" in the proposal for each fund, where the proposal should have read "consider taking."

Accordingly, Karpus submits this letter to the Fund to revise this omission for each Funds' proposal and attaches a redline version of each proposal to revise Karpus' proposal submitted on February 23, 2011. Karpus will forward additional letters from U.S. Bank N.A. and a written statement from the "record" holder of the referenced share(s) upon receipt.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency.

Sincerely,

Brett D. Gardner
Sr. Corporate Governance Analyst/Portfolio Manager

SHAREHOLDER PROPOSAL

Submitted by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

BE IT RESOLVED, that the Board of Trustees of BlackRock New Jersey Municipal Bond Trust ("BLJ" or the "Fund") consider taking all steps necessary to cause BLJ to redeem all outstanding auction market preferred shares (AMPS) at par.

SUPPORTING STATEMENT

When BLJ holds its 2011 Annual Shareholder meeting, it will have been more than three years since the last auction for BLJ's auction market preferred shares took place. AMPS holders' investments remain frozen, with no liquidity at par value. We feel that it is time for the Fund to emulate the actions of the many responsible closed-end funds which have redeemed and refinanced their frozen preferred shares, and act in a proactive fashion by redeeming all remaining outstanding AMPS at par. Some alternative forms of leverage provided by other funds to replace AMPS are Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs).

If the Fund takes steps to complete the redemption of all outstanding AMPS, this will benefit existing AMPS shareholders by providing liquidity at par and may also benefit common shareholders by taking advantage of the current historically low interest rates available through alternative financing vehicles, while simultaneously mitigating the risk of a significant increase in the cost of leverage should short-term interest rates rise.

Shareholders deserve a definitive plan from their Fund and Trustees. The Trustees have failed to redeem any of the BlackRock New Jersey Municipal Bond Trust AMPS since the beginning of July 2009. By comparison, Nuveen has freed approximately $5.3 billion of preferred shares over the same 19 month period. This lack of action is unacceptable. AMPS holders must be able to receive the intrinsic value of their shares and common shareholders must be protected from a potentially higher cost of leverage should short-term interest rates rise.

Karpus strongly urges your support for this proposal. Thank you.